0-25870

02027845

P.E 4-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

APR 2 2002

ALGOMA STEEL INC.
(Registrant's name)

105 West Street
Sault Ste. Marie
Ontario, Canada P6A 7B4
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.)

943945

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2002

ALGOMA STEEL INC.
(Registrant)

By:

Glen Manchester
Vice President -
Finance & Administration

H:\Anita\MyDocuments\USSecurity&ExchangeCommission\SignaturePage6-K.doc

ALGOMA STEEL INC.

2001 Fourth Quarter Report to Shareholders

for the period ended December 31, 2001

ALGOMA STEEL

ALGOMA STEEL INC.
2001 FOURTH QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended December 31, 2001

SUMMARY

The Company completed its restructuring and successfully emerged from CCAA protection on January 29, 2002. A net loss of $116 million was incurred in the fourth quarter, but future financial results should improve substantially as the benefits of reduced interest and operating costs are realized. The liquidity situation was improved by the receipt of $19 million in late January related to proceeds from the demutualization of a former insurance provider. Steel markets have improved which should result in higher prices and shipment levels in future quarters.

The fourth quarter net loss included the benefit related to the demutualization proceeds which was offset by a number of year-end adjustments. The quarter also includes a $54 million charge to eliminate a future income tax asset. Financial results for the quarter also include certain costs that will be eliminated or substantially reduced in post restructuring.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Management Discussion and Analysis and the annual audited consolidated financial statements and notes contained in the Corporation's 2000 Annual Report and with the interim financial statements and notes contained in this report.

Financial and Operating Results

The operating loss in the fourth quarter increased to $46 million from $16 million in the third quarter. The major reason for the decline was year-end adjustments which included inventory writedowns of $11 million due, in part, to lower selling prices.

Weakness in steel demand was caused mainly by the events of September 11 and the normal seasonal weakness experienced in December due to temporary customer shutdowns. The reduced demand resulted in lower selling prices and shipments and production cutbacks. Raw steel production declined to 523,000 tons from 585,000 tons in the third quarter, while shipments declined to 445,000 tons from 506,000 tons in the preceding quarter.

The operating loss for the year was $158 million which compares to operating income of $30 million in 2000. The deterioration was caused mainly by lower selling prices and lower shipments related to imported steel and weakness in some sectors of the economy. Production levels were reduced because of the market weakness resulting in higher unit costs. Total sales declined to $912 million from $1,106 million in 2000 and average revenue per ton declined to $474 per ton from $549 per ton in 2000.

The CCAA filing and defaults on certain financial covenants at the end of the first quarter resulted in a reclassification of the First Mortgage Notes liability of $551 million as a current liability and a related non-recurring charge to earnings of $90 million. This charge was composed of deferred foreign exchange losses, deferred debt issue costs and unamortized debt discounts related to the First Mortgage Notes and is classified as reorganization expenses along with various fees totaling $14 million related to the restructuring process.

The net loss for the fourth quarter includes the effect of several unusual items including a non-cash tax charge of $54 million and a gain of $19 million related to the demutualization of a former insurance provider. The tax charge relates to the revaluation of the future tax assets of a subsidiary. (See note 10.) The fourth quarter includes reorganization expenses of $5 million which compare to $3 million in the third quarter. A foreign exchange loss on the First Mortgage Notes of $5 million was recorded in the fourth quarter versus a foreign exchange loss of $23 million in the third quarter.

The net loss for the year of $392 million compares to a net loss of $60 million in 2000. The deterioration was caused mainly by weaker steel markets, reorganization expenses of $104 million and the tax charge of $54 million.

Liquidity

The cash drain from operations of $25 million was little changed from the third quarter of $26 million. A reduction in operating working capital of $24 million and low spending on capital expenditures at $5 million limited the increase in bank indebtedness which rose from $142 million at September 30, 2001 to $148 million at December 31, 2001.

During the quarter, the Company's short-term financing needs were funded through two loan agreements with a banking syndicate. The Senior facility provided the Company with financing equal to the lesser of $180 million and a borrowing base determined by the levels of accounts receivable and inventories less certain reserves. The Company was also provided with a Debtor-In-Possession (DIP) facility which provided financing to a maximum of $50 million subject to various covenants and conditions. The DIP facility could only be used when the full availability of the Senior facility was exhausted. At December 31, 2001, the borrowings of $148 million included $127 million under the Senior facility with the remaining borrowings under the DIP facility. The Company defaulted on certain covenants in the fourth quarter, but the banking syndicate agreed to forbear until January 31, 2002.

On January 29, 2002, the restructuring implementation date, the Company entered into a new agreement with its existing banking syndicate. The new agreement, which expires on December 30, 2003, provides the Company with a $50 million term loan which will be repaid in $10 million quarterly installments commencing in September, 2002 and ending in September, 2003. The new agreement also provides the Company with a revolving credit facility with availability limited to the lesser of $180 million and a borrowing base determined by the levels of accounts receivable and inventories less certain reserves. A detailed description of the banking arrangements is included in note 5. The unused availability at January 31, 2002 exceeded $50 million and reflects the benefits of the demutualization proceeds and additional availability provided by the syndicate.

TRADE

The global safeguard investigation in the United States against imports of many steel products (under Section 201 of the Trade Act of 1974) is nearing its conclusion. President Bush is expected to announce his decision regarding remedies no later than March 4, 2002. Since the United States International Trade Commission ruled that imports of flat rolled products from Canada were not causing injury and recommended that Canada be excluded from the imposition of remedies, no restrictions on imports of flat rolled from Canada are expected.

Potential restrictions on the global importation of steel into the U.S. resulting from the president's decision create concern that steel otherwise destined for the U.S. market may be diverted to Canada. The Company is working with the other Canadian producers and with the Government of Canada to ensure that a surge of imports and the resulting damage to the market does not occur.

An anti-dumping order against imports of certain hot rolled carbon steel plate originating in or exported from Mexico, the People's Republic of China, the Republic of South Africa and the Russian Federation is due to expire in late October, 2002. Algoma, along with the other domestic producers, has requested an expiry review of the order before the Canadian International Trade Tribunal (CITT), while counsel for South Africa has requested that the finding be allowed to lapse without an expiry review. The other importing countries did not comment on the expiry notice. Algoma expects the CITT to initiate an expiry review.

RESTRUCTURING STATUS

The Third Amended and Restated Plan of Arrangement and Reorganization was sanctioned and approved by the Ontario Superior Court of Justice on December 19, 2001 and implemented on January 29, 2002. Restructured Algoma emerges with a new capital structure, lower interest costs and a significant reduction in operating costs due primarily to new collective agreements and new pension arrangements. (See note 1 for further detail.)

Algoma's wholly-owned subsidiary, Cannelton Iron Ore Company (CIOC), finalized an agreement with Cleveland-Cliffs (Cliffs) respecting the transfer to Cliffs of CIOC's 45% interest in the Tilden Mine for the assumption by Cliffs of CIOC's share of Tilden Mine liabilities. As part of this arrangement, Algoma entered into an exclusive 15-year iron ore supply agreement with Cliffs.

OUTLOOK

The closure of a number of steel facilities in North America in recent months has reduced supply and contributed to stronger steel markets. Price increases of $30 per ton have been announced for February for both sheet and plate products and the level of order intake has improved substantially in the past six weeks. The Company is announcing a further price increase of $30 per ton for hot rolled sheet effective April 1.

The receipt of the demutualization proceeds improved corporate liquidity. The combination of the benefits of the restructuring plan and stronger steel markets is expected to result in improved financial results.

Alexander Adam
President and
Chief Executive Officer

Robert J. Milbourne
Chairman of the Board

Sault Ste. Marie, Ontario
February 5, 2002

Algoma Steel Inc.

Consolidated Statements of Loss and Retained Earnings (Deficit) *(Unaudited)*

(millions of Canadian dollars - except per share amounts)

	Three months ended December 31		Year ended December 31	
	2001	2000	**2001**	2000
Sales	**$ 211.6**	$ 227.8	**$ 911.8**	$1,105.9
Operating expenses				
Cost of sales	**231.3**	211.4	**962.4**	964.8
Administrative and selling	**9.1**	9.5	**37.4**	39.0
Depreciation and amortization	**17.4**	17.6	**70.0**	72.5
	257.8	238.5	**1,069.8**	1,076.3
Income (loss) from operations	**(46.2)**	(10.7)	**(158.0)**	29.6
Financial expenses (note 6)				
Interest on long-term debt	**-**	16.5	**16.5**	64.2
Foreign exchange loss on First Mortgage Notes	**5.0**	1.9	**7.9**	5.3
Other interest	**24.0**	3.6	**69.1**	17.1
	29.0	22.0	**93.5**	86.6
Loss before the following	**(75.2)**	(32.7)	**(251.5)**	(57.0)
Gain on demutualization of insurance provider (note 7)	**(19.5)**	-	**(19.5)**	-
Reorganization expenses (note 8)	**5.4**	-	**103.9**	-
Loss before income taxes	**(61.1)**	(32.7)	**(335.9)**	(57.0)
Provision for income taxes - current	**0.5**	0.4	**1.9**	2.2
- future (note 10)	**54.4**	-	**54.4**	1.1
	54.9	0.4	**56.3**	3.3
Net loss	**$ (116.0)**	$ (33.1)	**$ (392.2)**	$ (60.3)
Net loss per common share	**$ (2.16)**	$ (0.62)	**$ (7.31)**	$ (1.13)
Weighted average number of common shares outstanding-millions	**53.65**	53.55	**53.65**	53.29
Retained Earnings (Deficit)				
Balance, beginning of period	**$ (147.7)**	$ 161.6	**$ 128.5**	$ 148.5
Net loss	**(116.0)**	(33.1)	**(392.2)**	(60.3)
Pension and income tax adjustment	**-**	-	**-**	40.3
Balance, end of period	**$ (263.7)**	$ 128.5	**$ (263.7)**	$ 128.5

SUPPLEMENTAL NON-FINANCIAL INFORMATION

Operations (thousands of net tons)				
Raw steel production	**523**	506	**2,163**	2,354
Steel shipments	**445**	437	**1,925**	2,016

See accompanying notes.

Algoma Steel Inc.

Consolidated Statements of Financial Position *(Unaudited)*
(millions of Canadian dollars)

	December 31 2001	December 31 2000
Current assets		
Accounts receivable (note 4)	$ 143.9	$ 162.1
Inventories	241.1	305.4
Prepaid expenses	9.1	3.7
	394.1	471.2
Other assets		
Fixed assets, net	833.9	885.1
Deferred charges	-	37.5
Future income tax asset (note 10)	-	51.2
	833.9	973.8
Total assets	$ 1,228.0	$ 1,445.0
Current liabilities		
Liabilities not subject to compromise		
Bank indebtedness (note 5)	$ 147.8	$ 107.3
Accounts payable and accrued liabilities	90.3	167.3
Income and other taxes payable	8.0	10.0
Current portion of long-term debt	1.1	0.7
Liabilities subject to compromise (note 3)	698.2	-
	945.4	285.3
Other liabilities		
Liabilities not subject to compromise		
Long-term debt, net of current portion	1.7	495.9
Accrued pension liability and post-employment benefit obligation	24.8	428.4
Liabilities subject to compromise (note 3)	412.9	-
	439.4	924.3
Shareholders' equity (deficiency)		
Common shares (note 9)	188.0	188.0
Shareholders' deficiency on restructuring	(81.1)	(81.1)
Retained earnings (deficit)	(263.7)	128.5
	(156.8)	235.4
Total liabilities and shareholders' equity (deficiency)	$ 1,228.0	$ 1,445.0

See accompanying notes.

Algoma Steel Inc.

Consolidated Statements of Cash Flows *(Unaudited)*
(millions of Canadian dollars)

	Three months ended December 31		Year ended December 31	
	2001	2000	**2001**	2000
Cash provided by (used in)				
Operating activities				
Net loss	**$ (116.0)**	$ (33.1)	**$ (392.2)**	$ (60.3)
Adjustment for items not affecting cash	**91.1**	19.2	**238.5**	90.2
	(24.9)	(13.9)	**(153.7)**	29.9
Changes in operating working capital	**24.4**	49.4	**134.8**	(22.0)
	(0.5)	35.5	**(18.9)**	7.9
Investing activities				
Fixed asset expenditures	**(5.3)**	(13.9)	**(22.4)**	(52.2)
Financing activities				
Increase in long-term debt	**0.5**	0.5	**0.8**	0.4
Net proceeds from common shares issued	**-**	0.2	**-**	0.8
Financing expenses	**-**	-	**-**	(0.5)
Increase (decrease) in bank indebtedness	**5.3**	(22.3)	**40.5**	43.6
	5.8	(21.6)	**41.3**	44.3
Cash				
Change during the period	**-**	-	**-**	-
Balance, beginning of period	**-**	-	**-**	-
Balance, end of period	**$ -**	$ -	**$ -**	$ -

See accompanying notes.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

1. **Financial restructuring and basis of presentation**

On April 23, 2001 (the "Filing Date"), the Corporation obtained protection under the Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice (the "Court"). The Court subsequently granted an extension of the CCAA protection until January 31, 2002. This allowed the Corporation to continue operating its business as it negotiated a restructuring plan with its stakeholders by preventing legal action being brought against the Corporation and by staying substantially all unsecured and under-secured claims as of the Filing Date (note 3). Additional financing was obtained providing for continuing operations through the anticipated restructuring period (note 5).

On October 24, 2001, the Corporation filed an initial Plan of Arrangement and Reorganization with the Court. A second and third amended and restated Plan of Arrangement and Reorganization were filed on November 8, 2001 and December 10, 2001, respectively. The third amended Plan was voted upon and approved by each Class of Affected Creditors on December 10 and December 17, 2001. The significant provisions of the third amended Plan are as follows:

- the cancellation of currently outstanding common shares and employee voting shares for no consideration and the issuance of new common shares;
- the cancellation of the First Mortgage Notes and related interest obligation in exchange for U.S. $187.5 million of new debt and 15 million new common shares;
- a cash payment of up to $2 million and 1 million new common shares in satisfaction of all claims of the unsecured creditors;
- options for 4 million new common shares issued to employees and new collective bargaining agreements which include wage and benefit reductions, reduced vacation, pension benefit changes and manning reductions; and
- a new board of directors comprised of 7 nominees of the holders of the First Mortgage Notes and 3 nominees of the United Steelworkers of America.

These consolidated financial statements do not reflect any adjustments relating to the Plan as the Plan was not implemented until January 29, 2002.

These consolidated financial statements do not reflect any potential adjustments that would result from the transfer of Cannelton Iron Ore Company's interest in the Tilden Mine to Cleveland-Cliffs.

The unaudited interim consolidated financial statements have been prepared on a "going concern" basis in accordance with Canadian generally accepted accounting principles ("GAAP"). This assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that would be necessary if the "going concern" principle was not appropriate. If the "going concern" principle was not appropriate, then significant adjustments would be required in the carrying values of assets and liabilities, reported revenues and expenses, and the consolidated balance sheet classifications used.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

2. **Accounting policies**

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with accounting policies described in the fiscal 2000 Annual Report. This requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim consolidated financial statements do not conform in all respects to the requirements of Canadian GAAP for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the financial statements and notes included in the fiscal 2000 Annual Report.

3. **Liabilities subject to compromise**

All unsecured and under-secured liabilities as of the Filing Date are subject to compromise or other treatment under the third amended and restated Plan of Arrangement and Reorganization (note 1). For financial reporting purposes these liabilities have been segregated and classified as liabilities subject to compromise in the interim consolidated financial statements. The amount of any unresolved claims that are ultimately allowed for distribution purposes may differ significantly from the amounts recorded in the consolidated financial statements. The liabilities subject to compromise are as follows:

Current	
12.375 % First Mortgage Notes due 2005 (U.S. $349.4 million)	$ 556.5
Accrued interest on First Mortgage Notes (U.S. $43.2 million)	68.8
Municipal taxes	7.4
Other unsecured and under-secured creditors	65.5
	698.2
Other	
Accrued pension liability	266.2
Accrued post-employment benefit obligation	146.7
	412.9
	$1,111.1

4. **Accounts receivable**

On May 16, 2001 one of the Corporation's customers filed for and received CCAA protection from its creditors. A bad debt allowance of $16.8 million was charged to operations in the second quarter of 2001 and the entire account receivable balance subject to CCAA was written off at December 31, 2001. The receivable balance at December 31, 2001 includes $19.5 million related to the demutualization of a former insurance provider. The Company is of the view that it is entitled to the entire proceeds of $19.5 million and that any claim to the contrary would be unlikely to succeed.

5. **Banking facilities**

The Corporation's Revolving Credit Facility ("Senior Facility"), that was to expire on December 31, 2001, was amended effective April 23, 2001. The Amendment and Accommodation Agreement addressed several covenant defaults that occurred at the end of the first quarter and reduced the availability under the Senior Facility to the lesser of $180 million and a borrowing base determined by the levels of accounts receivable and inventories less certain reserves. The banking syndicate agreed to extend the Senior Facility beyond December 31, 2001 to provide financing until the third amended Plan was implemented. Borrowings can be made in either Canadian or United States (U.S.) funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation's option, at 5.5% over the bankers' acceptance rate or London interbank offering rate (LIBOR) for $U.S. loans. The Senior Facility is secured by a first charge on accounts receivable and inventories.

Algoma Steel Inc.

Notes to Interim Consolidated Financial Statements *(Unaudited)*
(millions of Canadian dollars)

5. **Banking facilities** *(Cont'd)*

Effective April 23, 2001 in conjunction with filing for protection under the CCAA, the existing banking syndicate made available a Debtor-in-Possession Facility ("DIP Facility") that provided for financing to a maximum of $50 million to December 31, 2001. The banking syndicate agreed to extend the DIP Facility beyond December 31, 2001 until the third amended Plan was implemented. Borrowings can be made in either Canadian or U.S. funds at 2.5% to 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation's option, at 3.5% to 5.5% over the bankers' acceptance rate or London interbank offering rate (LIBOR) for $U.S. loans. The Corporation is required to meet certain covenants relating to capital expenditures, liquidity and EBITDA (earnings before interest, taxes, depreciation and amortization, foreign exchange on First Mortgage Notes and reorganization expenses). The Corporation was in violation of certain of these covenants at December 31, 2001, but the banking syndicate agreed to forbear from exercising its rights and remedies by way of a Limited Forbearance and Accommodation Agreement. The DIP Facility is secured by a first charge on fixed assets and a second charge on accounts receivable and inventories.

Effective January 29, 2002, the Corporation entered into a new agreement with the existing banking syndicate. The new agreement, which expires December 30, 2003, provides the Corporation with a $50 million term loan and a revolving credit facility for up to $180 million. The term loan is repayable in $10 million installments due quarterly commencing September 30, 2002 and ending September 30, 2003. The term loan is secured by a first charge on fixed assets, a government guarantee of $50 million and a second charge on accounts receivable and inventories. The revolving credit facility provides availability equal to the lesser of $180 million and a borrowing base determined by levels of accounts receivable and inventories, the government guarantee, less certain reserves. The revolving credit facility is secured by a first charge on accounts receivable and inventories and the government guarantee.

6. **Long-term debt**

The Corporation was in violation of financial covenants with respect to its First Mortgage Notes at the end of each fiscal quarter in 2001, resulting in the Notes being reclassified as a current liability subject to compromise under the CCAA (note 3). Accordingly, exchange gains and losses on the translation of the $U.S. Notes are now recorded in the consolidated statement of loss as incurred. For the fourth quarter and year ended December 31, 2001, accrued interest on the Notes of $19.8 million and $53.2 million, respectively, has been classified as other interest in the consolidated statement of loss. The consolidated financial statements for the interim period ended March 31, 2001 have been restated to reflect a charge of $89.7 million comprised of deferred foreign exchange losses, deferred debt issue costs and unamortized debt discount (note 8).

7. **Demutualization gain**

The Corporation has accrued a gain of $19.5 million relating to the demutualization of a former insurance provider. The cash payment was received in late January, 2002.

8. Reorganization expenses

Reorganization expenses for the three months and year ended December 31, 2001 were as follows:

	Three months ended December 31	Year ended December 31
Professional fees and other costs	$ 5.4	$ 14.2
Deferred exchange loss on First Mortgage Notes	-	53.0
Unamortized discount on First Mortgage Notes	-	29.5
Deferred debt issue costs	-	7.2
	$ 5.4	$ 103.9

9. Share capital

At December 31, 2001, there were 53.65 million common shares issued and outstanding.

10. Future income taxes

A full valuation allowance has been provided against the future income tax assets of a U.S. subsidiary to reflect the increased uncertainty regarding the utilization of these benefits due to the severe downturn in the iron ore and steel industries.

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com
E-mail Address: alglib@soonet.ca

Share Transfer Agent

Computershare Trust Company of Canada
Shareholders Services
100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1
Tel: 416-981-9500
Fax: 416-981-9800

Paying Agent and Registrar for 11% and 1% Notes

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware
19890
Tel: 302-636-6023
Fax: 302-636-4143

ALGOMA STEEL

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Millions of Canadian Dollars

(a) Reconciliation of net loss between Canadian and United States GAAP:

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Net loss as reported under Canadian GAAP	$ (116.0)	$ (33.1)	$ (392.2)	$ (60.3)
Adjustments relating to foreign exchange on long-term debt deferred under Canadian GAAP, net of amortization	-	3.1	29.9	(13.2)
Adjustments relating to joint venture's change in accounting policy on pension assets	5.0	-	5.0	-
Net loss in accordance with U.S. GAAP	(111.0)	(30.0)	(357.3)	(73.5)
Additional minimum pension liability	(7.0)	-	(7.0)	-
Comprehensive loss in accordance with U.S. GAAP	$ (118.0)	$ (30.0)	$ (364.3)	$ (73.5)
Net loss per common share	$ (2.08)	$ (0.56)	$ (6.67)	$ (1.38)
Comprehensive loss per common share	$ (2.21)	$ (0.56)	$ (6.80)	$ (1.38)

Under Canadian GAAP gains and losses on translation of foreign denominated long-term debt are deferred and amortized over the remaining term of the debt. Under U.S. GAAP, gains and losses are included in income for the current period. At the end of each fiscal quarter in 2001, the Company was in violation of financial covenants with respect to its $US First Mortgage Notes (the "Notes"), resulting in the Notes being reclassified as a current liability. Accordingly, Canadian GAAP requires all gains and losses on translation of the Notes to be included in income for the current period.

Effective January 1, 2000, the company adopted the liability method of tax allocation in accounting for income taxes. At December 31, 2001 and 2000, the company's deferred income tax assets and liabilities are as follows:

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Current				
Canadian income taxes				
Accounting reserves not deductible for tax purposes	$ 8.3	$ -	$ 6.9	$ -
Valuation allowance	(8.3)	-	(6.9)	-
	-	-	-	-
Non-current				
Canadian income taxes				
Property, plant and equipment	$ 19.8	$ -	$ 18.4	$ 13.5
Tax benefit of loss carryforwards	83.0	-	33.4	-
Tax benefit of future pension funding	80.8	-	91.8	-
Tax benefit of future post-employment benefits	44.5	-	49.2	-
Unrealized foreign exchange loss on long-term debt	15.4	-	11.4	-
Other	24.7	-	16.2	-
	268.2	-	220.4	13.5
Valuation allowance	(268.2)	-	(206.9)	-
	-	-	13.5	13.5
United States income taxes				
Property, plant and equipment	28.2	-	26.6	-
Tax benefit of loss carryforwards	26.2	-	24.6	-
	54.4	-	51.2	-
Valuation allowance	(54.4)	-	-	-
	-	-	64.7	13.5
Deferred income taxes under U.S. GAAP	$ -	$ -	$ 64.7	$ 13.5

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Millions of Canadian Dollars

At December 31, 2001, deferred income tax assets and liabilities under U.S. GAAP are identical to Canadian GAAP. At December 31, 2000, deferred income tax assets and liabilities under U.S. GAAP are identical to Canadian GAAP except for the asset related to the unrealized foreign exchange loss on long-term debt which is $4.6 million under Canadian GAAP. A full valuation allowance is provided against this asset under both U.S. and Canadian GAAP.

(b) As a result of the Canadian/U.S. GAAP reconciliation and additional disclosure requirements under U.S. GAAP, the consolidated statements of financial position changes are:

	As at December 31	
	2001	2000
(i) Shareholders' equity (deficiency)		
Balance under Canadian GAAP	$ (156.8)	$ 235.4
Adjustments for recognition of foreign exchange losses on long-term debt	-	(29.9)
Adjustments relating to joint venture's change in accounting policy on pension assets and additional minimum pension liability	(2.0)	-
Decrease in 1997 minimum tax as a result of the recognition of foreign exchange losses on long-term debt	0.6	0.6
Balance under U.S. GAAP	$ (158.2)	$ 206.1
(ii) Deferred financing charges		
Balance under Canadian GAAP	$ -	$ 37.5
Adjustments for recognition of foreign exchange losses on long-term debt	-	(29.9)
Balance under U.S. GAAP	$ -	$ 7.6
(iii) Current portion of long-term debt		
Balance under Canadian GAAP	$ 557.6	$ 0.7
Adjustment for reclassification of First Mortgage Notes	-	494.7
Balance under U.S. GAAP	$ 557.6	$ 495.4

In 2000, the Corporation successfully negotiated amendments to the covenants governing its revolving credit facility and was in compliance with these on December 31, 2000. However, under U.S. GAAP, the First Mortgage Notes would be classified as a current liability in view of questions about the Corporation's ability to continue to satisfy these covenants as required under the Trust Indenture.

	2001	2000
(iv) Accrued pension liability not subject to compromise		
Balance under Canadian GAAP	$ 12.1	$ -
Adjustments relating to joint venture's change in accounting policy on pension assets and additional minimum pension liability	7.0	-
Balance under U.S. GAAP	$ 19.1	$ -
(v) Intangible asset		
Balance under Canadian GAAP	$ -	$ -
Adjustments relating to joint venture's additional minimum pension liability	5.0	-
Balance under U.S. GAAP	$ 5.0	$ -

(c) A new accounting standard, SFAS 143 "Asset Retirement Obligations", was recently issued in the United States. Under this new standard, legal obligations arising from the retirement of all tangible long-lived assets are recognized immediately when incurred and are measured at fair value. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. The Corporation has not yet determined the effect that the adoption of this standard in 2003 will have on the Corporation's financial statements.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Millions of Canadian Dollars

(d) A new accounting standard, SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", was issued in the United States. This standard retains the fundamental provisions for (a) recognition and measurement of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of. The new standard permits the presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation and retains the requirement to report discontinued operations separately from continuing operations. These provisions are effective for fiscal years beginning after December 15, 2001. The Corporation has not yet determined the effect that the adoption of this standard in 2002 will have on the Corporation's financial statements.

(e) Approximately 98% of the Corporation's employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization expire on July 31, 2004.